1600 - 409 Granville Street Vancouver BC, V6C 1T2 Phone: 604-682-2421 Fax: 604-682-7576

December 7, 2007

Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

By Fax:          202-772-9368

Dear Ms. Dang,

Re:       Staff's comments on our Form 20-F on letter dated September 20, 2007

Further to our phone conversation, this letter is to provide a response to the above referenced letter.

Staff comment, page 2:

"Form 20-F for Fiscal Year Ended December 31, 2006

Selected Financial Data, page 10

Differences Between Canadian and United States Generally Accepted Accounting Principles, page 11

1.   You report on page 14 that your asset balances, per Canadian GAAP as of December 31, 2006 and December 31, 2005 were $3,597,023 and $3,047,061, respectively. These account balances do not agree to information reported within your selected financial data on page 10 as well as your financial statements at Exhibit 99.1. Please revise your document to resolve this discrepancy."

Company response:

It appears that our 20-F disclosure on page 14 is in error. We will revise the document to harmonize with our financial statements and our disclosure on page 10 as follows:

The impact of the above on the financial statements is as follows:
	2006	2005	2004

Net loss per Canadian GAAP	$(5,288,803)	$(1,562,307)	$(1,692,229)
Adjustments related to:

Income tax recovery of flow through shares	(930,000)	(105,567)	(256,464)
Compensation expense on warrants and renouncement of tax benefit	-	-	(50,199)
Asset retirement obligation	-	-	(342,288)
Amortization of deferred financing fees	(31,565)	-	-
Accretion expense on convertible debt	173,509	-	-

Net loss per US GAAP	(6,076,859)	(1,667,874)	(2,341,180)
Unrealized gains (losses) on investments	439,673	94,080	30,960

Comprehensive loss per United States GAAP	$(5,637,186)	$(1,573,794)	$(2,310,220)
Loss per share per US GAAP - Basic and diluted	$(0.10)	$(0.03)	$(0.06)

Balance Sheets
Assets, per Canadian GAAP	$4,616,682	$3,047,061
Adjustments related to:
Long-term investments and advances	500,700	61,027
Deferred financing fees	70,068	-
Assets per US GAAP	$5,187,450	$3,108,088

Liabilities per Canadian GAAP	$3,597,023	$1,468,780
Adjustments related to: Convertible notes	527,059	-
Liabilities per US GAAP	$4,124,082	$1,468,780

Shareholders' equity per Canadian GAAP	$1,019,659	$1,578,281
Adjustment related to:	-	-
Accumulated comprehensive loss - unrealized loss on investments	500,700	61,027
Adjustment for convertible debt (f)	(456,991)	-

Shareholders' equity per US GAAP	$1,063,368	$1,639,308

Staff comment, page 2:

"Operating and Financial Review and Prospectus, page 40

Results of Operations, page 40

2.   We note you disclose in the first paragraph that you began gold production at the Table Mountain Mine and milling of ore from the Rory Vein in December 2006, and that modest gold production during the year resulted in a net loss of $5.3 million. However, you disclose under Historical Results of Operations that no production costs were incurred in 2006, 2005 and 2004 as no gold mining operations were carried out. Please resolve this disclosure discrepancy. Additionally, expand your disclosure to discuss the details of your $2.5 million mine operations and maintenance costs for 2006, as shown on your statements of operations and deficit on page 5 of Exhibit 99.1, including but not limited to how much of the $2.5 million is production vs. maintenance costs, and why you did not have similar maintenance costs for 2005 and 2004."

Company response:

During 2004 and 2005, maintenance costs were comprised only of minor "care and maintenance" expenses, such as watchman services, as the mine was not operating. During 2006, operating and maintenance costs disclosed on the statement of operations were comprised primarily of payroll and material costs incurred in anticipation of production. The Company does not consider these costs to be acquisition, exploration or development costs, as discussed in the resource property accounting policy, and therefore believes that deferral of these costs was not appropriate during 2006. As such, these costs were taken to the statement of operations.

Gold production revenue and the related production costs incurred during 2006 were considered to be insignificant. As such, these figures were not disclosed separately in the 2006 statement of operations. In periods subsequent to December 31, 2006 when production was considered significant, this revenue has been disclosed separately on the statement of operations.

The Company will amend its section 5.A disclosure on page 40 as follows:

Year ended December 31, 2006 Compared to year ended December 31, 2005

During the year ended December 31, 2006, the Company's expenditures have been financed through issuance of common shares. Equity financing raised, net of share issuance costs, including flow-through shares, during the year was $3,906,668 compared to $1,063,728 raised in 2005. Starting in June of 2006, the Company commenced preparations to restart gold production at the Table Mountain Mine leading to a short test run of the mill on December 14, 2006 that resulted in an insignificant amount of gold production, resulting in a net loss of $1,562,307 or $0.03 per share, a decrease over last year's loss of $1,692,229 or $0.04 per share loss.

General and administrative costs were $1,317,460 during 2006 compared to $662,056 for 2005. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock option expense that is calculated based on Canadian generally accepted accounting principles. Operations and maintenance cost of $2.5 million were incurred during 2006, consisting on $1.62 million in operations costs and $880,000 in maintenance costs. Operations costs are comprised of underground operations expenses such a miner's wages, fuel, explosives, camp, engineering, electrical, mill personnel, management and other staff whereas maintenance costs are comprised of mechanical personnel, parts, electrical personnel working to repair and maintain underground and surface mining equipment, roads, snow removal, generators, compressors, milling equipment, vehicles, surface equipment and buildings during active mine operations. During 2005, 2004 and 2003, operational costs were minimal as the mine was in care and maintenance, where maintenance costs during a period of shutdown consists primarily of watchman services.

The Company's assets totalled $4,616,682 at the end of 2006 compared to $3,047,061 at the end of 2005. The decrease in the book value of the Company's assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Year ended December 31, 2005 Compared to year ended December 31, 2004

General and administrative costs were $662,056 during 2005 compared to $661,147 for Fiscal 2004, an increase of $909. General and administrative expenses include office rent, legal and accounting fees, listing fees, shareholder communications and non-cash employee and director incentive stock options expense that is calculated based on Canadian generally accepted accounting principles. The Company's assets totalled $3,047,061 at the end of 2005 compared to $3,374,820 at the end of 2004. The decreased book value of the Company's assets is mainly attributable to a decrease in cash generated from equity financing completed during the period.

Historical Results of Operation

The following discusses the Company's production costs for the last three fiscal years.

No production costs were incurred in 2006, 2005 or 2004 as no gold mining operations were carried out. Production costs were $124,581 during fiscal 1999 as compared to $487,033 during fiscal 1998. Although the Company contemplated in fiscal 1998 to increase the through put rates, due to low gold prices the Company did not under take extensive mining operations. To keep the plant in operational condition and to expand exploration activity, the Company worked only on the newly discovered extension of the Bear Vein with a small crew. Cash costs per ounce of gold sold were $337 (US$227) per ounce during fiscal 1998 as compared to $573 (US$417) in fiscal 1997. Cash costs include mining, milling maintenance and on-site general and administrative expenditures.

Staff comment, page 2

"Exhibit 99.1 - Financial Statements

Resource Properties, page 8

1.   You disclose that revenue incidental to exploration and development costs is credited against the cost of the related properties. For US GAAP purposes income from incidental exploration and development material should be reported as income earned during the development stage on you statements of operations. Please address this in accounting at Note 16."

Company response:

Revenue from gold production generated by the Company during the year ended December 31, 2006 was less than $5,000 and thus considered insignificant. As such, this revenue was netted against the Mine Operations and Maintenance costs on the statement of operations. The resource property accounting policy, as it relates to revenue incidental to exploration and development, is not followed in this case as the revenue in question is not significant. As such, no reconciliation to US GAAP is required.

Staff Comment, page 3

"Note 4 - Resource Properties, page 14

2.    We note your deferred exploration and development cost balance of $7.1 million at December 31, 2006 and December 31, 2005. Please expand your disclosure to discuss in more detail the nature of this balance. Additionally, to the extent you capitalize exploration and development costs under Canadian GAAP prior to the establishment of proven and probable reserves, as defined by Industry Guide 7, explain why you do not believe any Canadian to U.S. GAAP reconciling difference in Note 16 is necessary."

Company response:

The deferred exploration and development cost balance at December 31, 2006 is comprised of investments in the Table Mountain Gold Mine during the 1990's to resume gold production during that period. These costs were deferred subsequent to the Company establishing a proven and probably reserve at the Table Mountain site. No material additions to this balance have been made since 1997. This is why we believe that no reconciliation under Note 16 is required.

The Company will revise the disclosure in Note 4 as follows:

4.   Resource Properties

	2006	2005
British Columbia, Canada
Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167
	7,878,569	7,878,569
Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)
	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the "Property") is located in the Cassiar district of British Columbia. The Property consists of 48 (2005 - 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Deferred exploration and development costs of $7.1 million consists of investments made in the plant, infrastructure, and mine workings at Table Mountain in the mid 1990's that were required to recommence gold production at that time. In more recent periods, the Company's has expensed all exploration and development costs, and has not added to this balance since the 1997. Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining. Substantially all the Company's exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

The amounts payable will be reduced by the Company's expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006. This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following instalment schedule:

On or before	Amount
Amount Paid	$264,444
December 31, 2006	150,000
June 30, 2007	150,000
December 31, 2008	140,556
Total	$705,000

Staff Comment, page 3

"Note 16 - Differences Between Canadian and United States Generally Accepted Accounting Principles, page 27

3.    We note you disclose on page 31 that there was no cash flow reporting differences between Canadian and U.S. GAAP. However, we note you present the net change in advances, prepaid expenses and deposits, mine supplies inventory, and accounts payable and accrued liabilities as a component of investing activities on your statement of cash flows. Generally, changes in these types of working capital accounts are viewed as operating activities under U.S. GAAP. Please explain why you believe these cash flows are appropriately presented as investing activities on your statements of cash flows under both Canadian and U.S. GAAP."

Company Response:

During 2006, the Company raised sufficient capital to re-open the Table Mountain mine and commenced limited production in late 2006. As such, a portion of the balances of prepaid expenses and deposits, mine supplies inventory, and accounts payable and accrued liabilities are related to acquisition and purchases for the mineral properties. The cash flows of these accounts were thus classified according to their nature as component of the investing activities in accordance with Statement of Financial Accounting Standard ("SFAS") 95 Statement of Cash Flows.

As described in Note 10 (d) of the financial statements, "Advances" on the balance sheet as at December 31, 2006 represents cash advances to a company owned by a related party. As such the Company believes that the cash flow related to these advances would be more appropriately presented as component of investing activities rather than operating activities.

The Company believes that Canadian and U.S. GAAP are consistent in this regard.

Staff Comment, page 3

"Engineering Comments

Form 20-F for the Fiscal Year Ended December 31, 2006

Risk Factors, Page 15

4.    Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

  The limited amount of drilling completed to date.

  The process testing is generally limited to small pilot plants and bench scale testing.

  The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

  The preliminary nature of mine plans and processing concepts.

  The history of pre-feasibility studies typically underestimating capital, operating costs and mining conditions."

Company Response:

The Company will amend its disclosure to explain the risks associated with the limited amount of drilling and address the final point regarding potentially inaccurate cost and conditions forecasting, but the Company respectfully believes that the other points may not apply in our situation. The reasons for this are as follows:

  The historic mineralogy of ores from Table Mountain are well known to the Company based on previous production of 60,000 ounces of gold between 1993 and 1997 using the same 300 ton per day gravity floatation plant as exists today.

  Process testing of ores from Table Mountain have been at full scale as ore from the mine has previously been at commercial production levels and as such the recovery process is well known.

  Expected metallurgical recoveries are not based on pilot scale plants and bench scale testing but rather at the level of full scale, commercial production.

  As the Company previously operated and produced gold from Table Mountain from ores of the same nature as the reserves outlined, the Company's mine plans and processes are well established and not of a preliminary nature.

The Company will amend its disclosure as follows:

Financial Uncertainty. The Company's objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both. In the mining industry, there is a well known tendency for prefeasibility studies and feasibility studies to significantly underestimate costs. Also, the limited amount of drilling to date completed on the Company's outlined gold mineralization reduces the certainty that these deposits can be profitably mined. There is no assurance that these factors will be favourable so that full scale production and additional exploration will be economically feasible.

Staff Comment, page 4

"Infrastructure, page 29

5.    Please expand your disclosure to briefly describe your mining operations and surface facilities for all material properties. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, also include the following information:

  A description of any work completed on the property and present conditions.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The source of power and water that can be utilized at the property."

Company Response:

The Company proposes to expand its disclosure to read as follows:

Infrastructure

Existing infrastructure on the Property is well able to support the type of historic underground mining operations. Material buildings and equipment include:

  300 ton per day mill. The plant was built in 1986 and is considered fully modern for this type of mill. The mill is not outmoded or considered obsolete and is able to process ore with proper and routine maintenance. The plant has a crushing circuit with a coarse ore bin, 20" by 30' jaw crusher, 6' by 12' screen, 400 ton fine ore bin and 3' standard cone crusher. Ore is typically crushed to pass a 3/8" screen. The jaw crusher is fed directly from the coarse ore bin with no grizzly ahead of the jaw crusher.

The grinding circuit consists of a 9' diameter by 10' long, 400 hp ball mill with cyclones for sizing and a jig on the cyclone underflow. The typical grind is 65 % minus 200 mesh. The jig concentrate is upgraded on a shaker table in a batch operation. Previously the jig concentrate was then sent to a refinery.

From the grinding circuit the ore is pumped to a bank of 8 flotation cells. The concentrate is filtered in a twin disk filter and dried in a rotary drum drier. The dry concentrate is then bagged in 2 tonne bags for shipment to a smelter. Flotation tails are pumped to the tailings impoundment.

The mill was idle from 1997 to 2006, except for a one month in 1999. Starting in June 2006, mill crews worked to prepare the plant to recommence production, which started at the end of 2006.

During the first quarter of 2007, the Cusac Mill developed a problem with a conveyor system that moves ore into its primary jaw crusher. The problem was being caused by deterioration of the ramp that trucks were using to dump ore into the coarse ore bin, such that the ramp was leaning on the building housing the conveyor, creating pressure and causing the conveyor to jam. This problem has been repaired.

  Tailings facilities. There are two tailings storage facilities ("TSF") at the site. TSF1 was the original facility and is no longer in active use. Plans exist for the closure of TSF1 but there is also the possibility that the tailings could be treated in the future for the recovery of the remaining gold. TSF2 and TSF3 are the active sites and are adjacent to one another. The sites are located about 500 m northeast of the mill. TSF2 was built in two stages with the design and construction review by the engineering firm Knight Piesold. Phase 1 of TSF2 was constructed in late 1993 and phase 2 done in the spring of 1996. TSF2 contains about 112,000 tons of tailings at this time and there is some space remaining for additional tailings deposition. Knight Piesold inspected the facility in 2002 and outlined some work to be under taken including an upgrade to the spillway that may provide additional storage space in TSF2. In the fall of 1997 TSF3 was built. It is immediately adjacent to TSF2. TSF3 is noted by Knight Piesold in their 2002 inspection as ready to receive tailings. It is essentially empty except for the approximately 6,500 tons of tailings that were deposited into it in 2007.

  Assay Laboratory. The assay lab and sample preparation facilities are located in a small building near but separate from the mill. The lab is equipped for fire assaying with a gravity finish. A new microbalance, a lab scale, and lab supplies were procured in 2006 and a general clean up of the facilities was complete. The assay was fully operational at the end of 2006, throughout 2007 to date, and remains fully functional.

  Powerhouse. Electrical power to the site is diesel generated. A powerhouse attached to the mill building contains a new (2006) Volvo 250KVW genset, an older (1970s) CAT398 genset and another older 398 genset. The older gensets are functional but management believes they will need to be replaced in the event that the life of the mine is extended beyond its current one year to several years. The 398s are not fuel efficient and have high C02 emissions.

  Office, workshops and other buildings. The site has a fully functional 4,000 square foot office providing space for management, administrative and technical staff, as well as storage for files, data, parts inventory, computer equipment and meeting spaces. There are bunkhouses on the site but they are considered too old to be usable and as such the company utilized rented facilities off site at nearby Cassiar during 2006 band 2007. There is a 2 bedroom house on the site that was originally built as quarters for the mine manager but currently serves as the first aid building and quarters for first aid and other personnel.

Staff comment, page 4:

"History of the Taurus II Project, page 32

6.    We note that you disclose assay values as ranging up to or as best intercept. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on you property:

  Disclose only weighted-average sample analyses associated with a measured length or substantial volume.

  Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

  Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results..

  Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

  Eliminate statements containing grade and/or sample-width ranges.

  Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  Generally, use tables to improve readability of sample and drilling data.

  Soil samples may be disclosed as a weighted average value over an area.

  Refrain from reporting single soil sample values.

  Convert all ppb quantities to ppm quantities for disclosure.

  Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise you disclosures to comply with this guidance, as appropriate.

Company Response:

The disclosure will be revised as follows:

History of the Taurus II Project

In 2005, the Company developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Deposit. The Taurus Deposit is a disseminated gold prospect that lies on the Cassiar Gold Property as well as claims owned by American Bonanza (please refer to the claim map in "Property Description and Location"). On claims owned 100% by the Company in the vicinity of the Taurus Deposit is an area where the geology and previous exploration indicates the possibility of an open pit style disseminated gold deposit and/or underground style quartz vein gold mineralization. The Company's new exploration initiative in this area is called the Taurus II Project.

The Company reported several new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II Project initiative. The top priority target was a zone of alteration and quartz veining where past trenching returned potentially economic gold values in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company's Taurus Deposit area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined quartz veining and alteration zones with samples displaying potentially economic gold values.

During Phase II of the Company's Taurus II Project exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed. The drilling outlined low-grade gold mineralization over potentially economic widths, although the results are preliminary and no economic analysis had been concluded.

A total of 1,140 meters were drilled in 6 holes on the Backyard System which is the largest exposed zone of quartz veining and carbonate-pyrite altered volcanics on the Taurus II Project area. Significant results in the Backyard System include 1.43g/t Au over 3.7 meters in hole 05BY-03, 3.72 g/T Au over 2.20 meters in hole 05BY-04, and several other intercepts of more than 2 meters grading at or above 1 g/t in the Backyard System holes.

During June of 2007, the Company completed an additional 5 drill holes on the Oro Vein. Results the drilling confirm the potential for economic gold mineralization and as such management desires to complete further exploration of the Oro Vein, although no currently approved plans and budgets for such work are in place.

Staff comment, page 5

"Mineral Reserves, page 36

7.    We understand from your disclosures on page 22 that you have mined material and produced a gold product. Please update your reserve estimates of the Rory Vein to reflect this mining activity. Please also disclose the total tonnage and grade mined, reconciling this to the reserve estimates for previous years. Please indicate whether you believe the Rory Vein is still economically viable, in light of your experiences mining this vein. State the cut off grade for all of your reserve and resource estimates, and include the gold price on which these estimates are based."

Company Response:

The Company will revise its disclosure on Page 36 as follows:

East Bain Vein

In 2002, an exploration program was conducted that comprised of eleven drill holes, four of which intersected the East Bain Vein. Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined on the East Bain Vein based on a cut off grade of 0.27 ounces per ton and a gold price of $535.

Rory Vein

In 2004, the Company discovered a gold bearing vein on the Property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton based on a cut off grade of 0.31 ounces per tonne and a gold price of $535 per ounce. During 2007 the Company experienced significant difficulty mining the Rory Vein due to heavy faulting and discontinuous mineralization. As such, the company has determined that a full review of the reserve is required and until such time as the review is complete the Company no longer regards the Rory Vein as contain any mineral reserves.

During 2007, the Company mined 6,191 tons of material from the Rory Vein with an average grade of 0.12 ounces of gold per ton, which was well below the expected grade of 0.49 ounces per ton.

The Company has attempted to address the concerns and questions raised in your communications and hopes that the forgoing is helpful. Please contact the undersigned if you have any questions.

Respectfully Submitted,

"David H. Brett"

David H. Brett

President and CEO